                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                          Chicago Pizza & Brewery, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    167889104
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                               Allyn R. Burroughs
                            5075 Spyglass Hill Drive
                              Las Vegas, NV  89122
--------------------------------------------------------------------------------
                 (Name, address, and telephone number of Person
                authorized to Receive Notices and Communications)



                                December 11, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement.   /x/

                                  SCHEDULE 13D

CUSIP No. 83608K 107                                           Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

               ASSI, Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

               WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                      625,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                                         None
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                         625,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                         None
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               625,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         / /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 83608K 107                                           Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

               Louis Habash
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

               PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

               US
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED                      26,157
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER

                                         625,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                         26,157
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                         625,000
 ------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               651,157
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN         / /
     SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    3 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            STATEMENT ON SCHEDULE 13D


Item 1.   SECURITY AND ISSUER

          The title and class of equity securities to which this Schedule 13D (the "Schedule") relates is common stock, no par value (the "Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). The address of the Company is 26131 Marguerite Parkway, Suite A, Mission Viejo, California 92692.

Item 2.   IDENTITY AND BACKGROUND

          (a) ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") hereby file this Schedule pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). Habash is the sole shareholder and a director of ASSI.

          The other directors of ASSI are Allyn R. Burroughs ("Burroughs") and Mark A. James ("James"). Burroughs is also an executive officer of ASSI.

          (b) The business address of ASSI and Habash is 375 East Harmon Avenue, Las Vegas, Nevada 89109. The business address of Burroughs is 5075 Spyglass Hill Drive, Las Vegas, Nevada 89122. The business address of James is 3773 Howard Hughes Parkway, Suite 400S, Las Vegas, Nevada 89109.

          (c) Habash is a self-employed investor and the President of ASSI, an investment firm. Burroughs is the Vice President, Secretary and Treasurer of ASSI. James is a partner in the law firm of James, Driggs & Walch.

          (d) - (e) During the last five years, none of ASSI, Habash, Burroughs or James has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Habash and James are citizens of the United States. Burroughs is a citizen of Canada.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          ASSI owns 625,000 shares of Common Stock. In addition, ASSI owns warrants to purchase 3,200,000 shares of Common Stock exercisable beginning October 8, 1997. Of the 625,000 shares owned by ASSI, 500,000 shares were acquired in October 1996 upon the conversion of a loan in the principal amount of $2,000,000 made by ASSI to the Company in March 1996 (the "Bridge Loan"), which Bridge Loan automatically converted into 500,000


                                   Page 4 of 7 Pages

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shares and 3,000,000 warrants upon the closing of the Company's initial public offering. The remaining 125,000 shares owned by ASSI were acquired in an open market purchase at $5.00 per share in December 1996. Of the 3,200,000 warrants held by ASSI, 3,000,000 warrants were acquired in October 1996 upon the automatic conversion of the Bridge Loan and the remaining 200,000 warrants were acquired in February 1996 in exchange for consulting services provided by ASSI to the Company. All funds used by ASSI to make the Bridge Loan which was converted into the 625,000 shares and the 3,000,000 warrants were working capital funds of ASSI and it is expected that working capital funds would be used to exercise the warrants.

          Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI, and also owns 26,172 shares individually. The 26,172 shares owned by Habash were purchased from the Company in January 1995 in a private placement of units consisting of notes and common stock. Habash purchased the 26,172 shares and notes in the principal amount of $100,000 for $100,000 in personal funds.

Item 4.   PURPOSE OF TRANSACTIONS.

          The shares of Common Stock and warrants purchased by ASSI and the shares of Common Stock purchased by Habash were purchased as an investment based on the belief of ASSI that they provided an opportunity for long-term appreciation.

          (a) ASSI owns warrants to purchase 3,200,000 shares of Common Stock, which ASSI may exercise if the market price exceeds the exercise price thereof.

          (b) - (j) None.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date of this Schedule, ASSI was the beneficial owner of 625,000 shares of Common Stock representing approximately 9.75% of the 6,408,321 outstanding shares of Common Stock based upon the information contained in the Company's Registration Statement on Form SB-2 (Registration No. 333-5182-LA).

          As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI, plus an additional 26,172 shares directly owned by him, for an aggregate beneficial ownership of 651,172 shares representing approximately 10.16% of the outstanding Common Stock.

          Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

          (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 625,000 shares of Common Stock owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of,


                                Page 5 of 7 Pages
the Common Stock held by ASSI. Habash has sole power to vote or direct the vote and to dispose or direct the disposition of the 26,172 shares of Common Stock held by him.

          (c) On December 11, 1996, ASSI purchased 125,000 shares of Common Stock at $5.00 per share in an open market transaction.

          (d) - (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          ASSI made the Bridge Loan to the Company under a Note Purchase Agreement dated February 20, 1996. Under that Agreement, the Company has agreed to use its best reasonable efforts to cause one individual designated by ASSI to be elected to the Board of Directors of the Company or to have such selected individual attend all meetings of the Board of Directors as a non-voting advisor. In addition, under the Note Purchase Agreement, Paul Motenko and Jeremiah Hennessy have each agreed to vote all shares of Common Stock of the Company held of record and beneficially by each of them in favor of the ASSI designee. ASSI's rights to Board representation terminate at such time upon which ASSI does not own 10% or more of the total outstanding shares of the Company on a fully diluted basis.

          ASSI is a party to two Consulting Agreements with the Company. Pursuant to those Agreements, ASSI has provided and is continuing to provide certain consulting services to the Company. ASSI received a Warrant to purchase 100,000 shares of Common Stock from the Company in February 1996 under each of those agreements.

          Under the Consulting Agreements, the Note Purchase Agreement, and a letter agreement dated June 28, 1996 between the Company and ASSI, the terms of the 3,200,000 warrants held by ASSI are identical to those of the Redeemable Warrants registered by the Company under the Act, except that (i) the ASSI warrants are not subject to any redemption rights of the Company, and (ii) the ASSI warrants are subject to separate registration rights, including one demand registration right and unlimited piggyback registration rights. Upon a transfer of any ASSI warrants to any nonaffiliate of ASSI, the terms of such transferred warrants will become identical to those of the Redeemable Warrants.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.         Description of Exhibit
          -----------         ----------------------

          Exhibit 1: Consulting Agreement dated as of February 20, 1996 between ASSI, Inc. and Chicago Pizza, Inc. is incorporated by reference to Exhibit 10.11 of the Registration Statement on Form SB-2 (No. 333-5182-LA) filed with the Securities and Exchange Commission on June 28, 1996 (the "Registration Statement")


                                Page 6 of 7 Pages

          Exhibit 2: Consulting Agreement dated as of February 20, 1996 between ASSI, Inc. and Chicago Pizza, Inc (incorporated by reference to Exhibit 10.12 of the Registration Statement)
          Exhibit 3: Note Purchase Agreement dated as of February 20, 1996 between ASSI, Inc. and Chicago Pizza, Inc. (incorporated by reference to Exhibit 10.13 of the Registration Statement)
          Exhibit 4: Letter Agreement dated September 24, 1996 between ASSI, Inc. and Chicago Pizza & Brewery, Inc.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 1996                    ASSI, INC.


                                             By: /s/ Louis Habash
                                                --------------------------------
                                                  Louis Habash, President

                                             /s/ Louis Habash
                                             -----------------------------------
                                             Louis Habash


                                Page 7 of 7 Pages